UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-15190
OSI PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)
420 Saw Mill River Road, Ardsley, New York 10502 (914) 231-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $.01 per share
Series SRPA Junior Participating Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $.01 per share: 1
Series SRPA Junior Participating Preferred Stock Purchase Rights: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, OSI Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date: June 18, 2010	By:	/s/ Barbara A. Wood Barbara A. Wood
Senior Vice President, General Counsel and Secretary